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                                  EXHIBIT 99.8

                              RETIREMENT AGREEMENT

         This Agreement dated as of 14th day of March, 2000 between AmerUs Life Holdings, Inc., an Iowa Corporation ("AmerUs") and Victor N. Daley, Executive Vice President, Chief Administration and Human Resources Officer of AmerUs and certain of its affiliates ("Mr. Daley") hereby confirms and formalizes certain understandings between Mr. Daley and AmerUs which were agreed to by Mr. Daley and AmerUs at the time Mr. Daley agreed to undertake his duties on behalf of AmerUs and its affiliates and predecessors and which have thereafter been updated to reflect certain changed circumstances.

         IN CONSIDERATION of Mr. Daley's agreement to accept the aforementioned position with AmerUs and the continuing performance of those duties and in consideration of the promises and covenants made hereunder, AmerUs and Mr. Daley agree as follows.

         1. Beginning August 31, 2008, AmerUs agrees to pay to Mr. Daley, or his spouse in the event that Mr. Daley should predecease her, a monthly amount equal to the Retirement Amount as calculated below. These amounts shall be payable monthly on the last day of each month beginning August 31, 2008, until the later of the death of Mr. Daley or his spouse.

         2. The "Retirement Amount" means the amount calculated by (A) multiplying .2693% by the number of months that Mr. Daley has been and is employed on a full time basis by AmerUs and its predecessor companies, (B) multiplying the product derived in clause (A) by sum of (i) the result of (a) multiplying $3,000 times the number of months that Mr. Daley has been employed on a full-time basis by AmerUs minus 37 months and (b) dividing the product derived in




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clause (i)(a) by the number of months that Mr. Daley has been employed on a full-time basis; plus (ii) Mr. Daley's average monthly income as derived from his Pensionable Earnings, as defined in Article I Subsection (17) of the All*AmerUs Savings and Retirement Plan (without regard to the last sentence in such Subsection (17)), excluding income from stock options, stock grants and other awards under the AmerUs Stock Incentive Plan, and then (C) subtracting the "Monthly Base Amount" (as hereinafter defined) from the product of clauses A and B. The Monthly Base Amount is an amount calculated by (i) adding the maximum amount which AmerUs would be permitted to contribute in the aggregate as its "matching", "core" and "interim benefit supplement" contributions (as those terms are used in the Plans) for each month that Mr. Daley has been employed on a full time basis by AmerUs to Mr. Daley's accounts in the All*AmerUs Savings and Retirement Plan and the All*AmerUs Supplemental Executive Retirement Plan, All*AmerUs Excess Benefit Plan and the Non-Qualified Non-Funded Deferred Compensation Agreement of October 1, 1998 (together the "Plans") assuming that Mr. Daley would make the maximum permitted deferral; (ii) deducting from the amounts determined under clause (i) two percent (2%) of the sum of Mr. Daley's Pensionable Earnings for each month that he is employed on a full time basis after January 1, 1996 and $3000 per month for each month that he is employed on a full time basis after October 1, 1998, and then (iii) crediting the amount of the remainder determined pursuant to the subtraction of clause
(ii) from the amount determined in clause (i) with an 8% per annum compound interest rate; and (iv) adding (a) the amount of the remainder determined pursuant to the subtraction of clause (ii) from the amount determined in clause
(i) and (b) the amount calculated in accordance with clause (iii) as of August 8, 2008


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(together the "Final Amount") and then determining the monthly amount that would be payable under a net single premium life annuity purchased on that date with the Final Amount, with an initial payment on August 31, 2008, which utilizes the method of determining assumptions present in the 1/1/96 American Mutual Life Insurance Pension Plan which monthly amount shall be the "Monthly Base Amount."

         3. In the event (i) (a) there is a Change of Control and (b) Mr. Daley's employment with AmerUs or any successor thereof is terminated, and such termination is neither by Mr. Daley nor for Cause (as defined in Section 4), and
(ii) no Comparable Employment (as defined in Section 4) is offered to Mr. Daley, then the Retirement Amount shall be calculated as if Mr. Daley had continued his employment with AmerUs on a full time basis until August 31st of 2008 with (1) the number of months in Section 2 (A)-(B) of this Agreement becoming 152 and (2) the average monthly income for each month from the date of his initial employment until his termination date being calculated pursuant to Section 2(B)(ii) and the average monthly income for each month from the date of termination until August 31, 2008 being equal to the average monthly income for the full fiscal year ended on the December 31st prior to his termination calculated for that period pursuant to Section 2(B)(ii), and the Monthly Base Amount being the amount calculated pursuant to Section 2.

         4. The following definitions shall apply to this Agreement. "Cause" shall mean Mr. Daley's personal dishonesty, gross negligence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or


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final cease-and-desist order, or material breach of any provision of this
Agreement.

         "Change of Control" shall mean any Transaction or series of Transactions involving the Company or any Affiliate of the Company which results in either (i) AMHC not directly or indirectly owning or controlling shares of stock of the Company sufficient to cast a majority of the votes necessary to elect members of the Board of Directors of the Company ("Voting Control"); (ii) the individuals who, prior to such Transaction, constituted the board of directors of AMHC ceasing to constitute at least a majority thereof, unless the election, or the nomination for election of each director of AMHC for a period of two (2) years following the consummation of such Transaction was approved by a vote of at least two-thirds of the directors of AMHC then still in office who were directors of AMHC prior to such Transaction; (iii) the individuals who, prior to such Transaction, constituted the board of directors of the Company ceasing to constitute at least a majority thereof, unless the election, or the nomination for election of each director of the Company for a period of two (2) years following the consummation of such Transaction was approved by a vote of at least two-thirds of the directors of the Company then still in office who were directors of the Company prior to such Transaction; or (iv) the acquisition by any Person other than AMHC or its subsidiaries of the beneficial ownership, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of more than twenty-five percent (25%) of the shares of stock of the Company which are entitled to elect the board of directors of the Company at any time that AMHC does not have beneficial ownership of the Voting Control of the Company; provided, however, that in the case of (i), (ii), and (iii), a Transaction


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which is a Demutualization shall not constitute a Change of Control if the directors elected or nominated for election to either AMCH's or the Company's respective board of directors by AMHC's or the Company's respective stockholders following the Demutualization were the directors of AMHC or the Company, respectively, prior to such Demutualization, or if the election, or the nomination for election, by AMHC's or the Company's respective stockholders, of each director of AMHC or the Company, respectively, for a period of two (2) years following the consummation of such Demutualization was approved by a vote of at least two-thirds of the directors of AMHC or the Company then still in office who were the respective directors of AMHC or the Company prior to such Demutualization.
         "Comparable Employment" shall mean employment with Employer, an Affiliate thereof or a third party involved in any Change of Control on terms and conditions (including without limitation geographic location) which in the aggregate are at least substantially comparable to the terms and conditions of employment prevailing with respect to Employee immediately preceding a Change of Control.
         "Demutualization" shall mean any transaction in which more than fifty percent (50%) of the assets of AMHC are (i) distributed or otherwise transferred to the members of AMHC or (ii) are offered to the members of AMHC.
         "Transaction" shall mean any merger, consolidation, tender or exchange offer, dissolution, liquidation, sale or exchange of stock, business combination, sale or exchange of all or substantially all assets, demutualization or other similar transaction or combination of the foregoing by or between persons who were not under common control prior to the transaction.


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         5. This Agreement does not constitute an agreement of employment or the promise to employ Mr. Daley for any specified period of time. It continues to be the understanding between AmerUs and Mr. Daley that Mr. Daley is and will continue to be an employee at will.

         6. This Agreement may not be amended or modified in any way except in a writing signed by both parties.

         7. This Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties.

         8. AmerUs and Mr. Daley designate the AmerUs Benefit and Pension Committee, as appointed by the Board of Directors, to administer and interpret this Agreement with all necessary discretion. The determinations of the AmerUs Benefit and Pension Committee shall be binding on the parties hereto.

         9. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, written and oral, among the parties with respect to the subject matter hereof including the agreement of June 27, 1997.

         Executed as of the 14th day of March, 2000.



                                           AmerUs Life Holdings, Inc.


3-14-2000                                  By /s/ Roger K. Brooks
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Date


3-14-2000                                  /s/ Victor N. Daley
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Date                                       Victor N. Daley


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